UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-39772

Altitude Acquisition Corp.
(Exact name of registrant as specified in its charter)

400 Perimeter Center Terrace, Suite 151 Atlanta, GA 30346 1 (800) 950-2950
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant

Class A common stock, par value $0.0001

Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an excise price of $11.50 per share

(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Units, each consisting of one share of Class A common stock, par value $0.0001, and one-half of one redeemable warrant: 0 holders

Class A common stock, par value $0.0001: 1 holder

Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an excise price of $11.50 a share: 1 holder

Pursuant to the requirements of the Securities Exchange Act of 1934, Altitude Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ALTITUDE ACQUISITION CORP.

Date: April 22, 2024	By:	/s/ Gary Teplis
	Name:	Gary Teplis
	Title:	Chief Executive Officer